Exhibit 1
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FOR IMMEDIATE RELEASE                                             4 October 2006


                              WPP GROUP PLC ("WPP")

        Lightspeed Research acquires Forrester Research's consumer panel business in the US


WPP announces that its wholly-owned operating company Lightspeed Research, a global interactive solutions provider to the marketing research industry, has acquired the consumer panel business - known as Forrester's Ultimate Consumer Panel - of Forrester Research Inc. ("Forrester"), the independent technology and market research company.

The combination of consumer behaviour expertise coupled with Lightspeed's global online panels will offer clients in-depth insights on consumer behaviours in the financial services industry. Founded in 2003 and located in Cambridge, Massachusetts, Forrester's innovative Ultimate Consumer Panel business has developed unique tools for analysing consumer credit card, banking statement and transaction data to help understand the behaviours of consumers of financial services.

Forrester's revenues for the year ended 31 December, 2005 were US$1.8 million, with gross assets as at the same date of US$1.3 million.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in online research.


Contact:
Feona McEwan, WPP       T.  +44 (0)20 7408 2204
www.wpp.com
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